Exhibit 99.1

Bad Homburg v.d. Höhe, May 28, 2026

Disclosure pursuant to Art. 5 para. 1 lit. a) of Regulation (EU) No 596/2014 and Art. 2 para. 1 of Delegated Regulation (EU) 2016/1052

Fresenius Medical Care AG ("FME") disclosed on May 26, 2026, to conduct the next share buyback program. The program is scheduled to commence on May 28, 2026, and to be completed within 12 months by May 27, 2027 (inclusive). Up to 29,341,344 shares (ISIN DE0005785802, "FME-Shares") may be repurchased on the stock exchange or via a multilateral trading facility within the meaning of Section 2 para. 6 of the German Stock Exchange Act (Börsengesetz) for a total purchase price of up to EUR 1 billion (not including ancillary acquisition costs). The purchase of FME-Shares and the maximum number of FME-Shares to be acquired are based on the authorization granted by the General Meeting on May 21, 2026 ("Authorization").

The repurchased FME-Shares are predominantly to be cancelled and the share capital to be reduced accordingly. To a significantly lesser extent, the repurchased FME-Shares may be used for allocations under incentive-based compensation plans.

The buyback shall be made in tranches. Under the first tranche, FME-Shares shall be acquired for a total amount of up to EUR 600,000,000 (not including ancillary acquisition costs) over a period ending on December 15, 2026 (inclusive) under the following conditions.

The buyback shall be carried out in accordance with the safe-harbor-provisions of Art. 5 of Regulation (EU) No 596/2014 in conjunction with the provisions of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 with regulatory technical standards on the conditions applicable to buyback programs and stabilization measures ("Delegated Regulation (EU) 2016/1052").

A credit institution has been mandated for the first tranche of the buyback. The credit institution makes its trading decisions concerning the timing of the purchases of FME-Shares independently of and without any influence from FME.

Pursuant to the Authorization, FME is allowed to acquire FME-Shares until the end of May 20, 2031, in an amount of up to 10 % of the share capital existing at the time of the resolution. The FME-Shares acquired, together with other treasury FME-Shares held by the Company or attributable to the Company pursuant to Sections 71a et seqq. of the German Stock Corporation Act (Aktiengesetz), must at no time exceed 10 % of the share capital. This currently corresponds to 26,856,463 FME-Shares. The amount paid per FME-Share (not including ancillary acquisition costs) may not exceed the price of FME-Shares of the same class determined by the opening auction in the Xetra trading system (or a functionally equivalent successor to the Xetra system) on the day of trading by more than 10 % or fall short of such price by more than 20%.

The credit institution will in particular be obligated to carry out the share buyback in compliance with the trading conditions of Art. 3 of Delegated Regulation (EU) 2016/1052. Accordingly, the FME-Shares shall not be purchased at a price higher than the price of the last independent trade or (should this be higher) higher than the current highest independent bid on the trading venue on which the purchase is carried out. In addition, no more than 25 % of the average daily share turnover on the trading venue on which the purchase is made may be purchased on one trading day. The average daily share turnover is calculated on the basis of the average daily trading volume during the 20 trading days preceding the respective purchase date.

The transactions related to the share buyback program will be disclosed in accordance with the requirements of Art. 5 para. 1 lit. b) of Regulation (EU) No 596/2014 no later than by the end of the seventh trading day following the day of execution of such transactions.

FME will provide regular information regarding the progress of the share buyback program, including by posting its required disclosures at https://freseniusmedicalcare.com/en/investors/shares/share-buy-back/, and will keep that information available to the public for at least a 5-year period from the date of public disclosure.